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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                  Form 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTERDEALER QUOTATION SYSTEM

 Filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
                     and Rule 13a-17 or 15d-17 thereunder

                        ADVANCED POLYMER SYSTEMS, INC.
                  3696 Haven Avenue, Redwood City, CA 94083

Issuer's telephone number, including area code (415) 366-2626

                  I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.  Title of security:  Common Stock

2.  Number of shares outstanding before the change:  16,703,017

3.  Number of shares outstanding after the change:  17,800,728

4.  Effective date of change:  3/26/96

5.  Method of change:  Private Placement and Acquisition

    Specific method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.) ___________________

    Give brief description of transaction:  Private Placement


                        II.  CHANGE IN NAME OF ISSUER

1.  Name prior to change ______________________________________________________

2.  Name after change _________________________________________________________

3.  Effective date of charter amendment changing name _________________________

4.  Date of shareholder approval of change, if required _______________________

Date March 27, 1996             /s/  Michael O'Connell, Chief Financial Officer